UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the

                         Securities Exchange Act of 1934

                      and Rule 14f-1 under the Exchange Act

                        MOUNTAINS WEST EXPLORATION, INC.

             (Exact name of registrant as specified in its charter)

 New Mexico                                0-9500                   85-0280415
 ----------                                ------                   ----------
(State or other jurisdiction of   (Commission File Number)   (IRS Employer
incorporation)                                            Identification Number)

              3111 N. Seminary, Suite 1 N, Chicago, Illinois 60657
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (312) 952-7100
                                 --------------
               (Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

     This Information Statement is being mailed on or about December 5, 2005 to holders of record as of the close of business on November 30, 2005 of shares of common stock, $.001 par value per share ("Common Stock"), of Mountains West Exploration, Inc. (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons designated by LD Acquisition, LLC, an Illinois limited liability company ("LD"), to a majority of the seats on the board of directors of the Company (the "Board") in connection with LD's purchase on November 15, 2005 of Common Stock of the Company and a warrant to acquire common stock representing approximately 94% of the Company's outstanding Common Stock.

     The appointment is being effected through an increase in the number of authorized board members, the resignation of incumbent directors and the appointment of new directors to fill those vacancies. Effective November 15, 2005, the date of the Share Purchase Agreement and Loan between LD, us and other parties (the "Purchase Agreement") and the Share Purchase Agreement between LD and Skye Blue Investments, LLC (the "SPA") (the "Closing Date"), as one of the conditions for closing of the Purchase Agreement, our board is to be comprised of a majority of directors appointed by LD. As such, effective November 15, 2005, each of Lee Wiskowski and Douglas Stukel were appointed to the Board ("LD Nominees") and our Board now consists of four members: Denis Iler, Redgie Green, Lee Wiskowski and Douglas J. Stukel. It is contemplated that ten days after we file this Information Statement with the Securities and Exchange Commission ("SEC") and mail it to the registered holders of our Common Stock, Messrs. Iler and Green will resign from the Board. As the appointments to the Board have been effected other than at a meeting of our stockholders, Section 14(f)-1 of the Securities Act of 1934, as amended, together with Rule 14(f)-1 promulgated thereunder, require us to provide our stockholders and the SEC with the information set forth in this Information Statement not less than ten days prior to the date on which the LD Nominees will constitute a majority of our board or such other time period as may be established by the SEC. No actions are required by our stockholders in connection with the appointment of the LD Nominees. Nevertheless, you are urged to read this Information Statement carefully and in its entirety.

         THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

                          CHANGE IN CONTROL TRANSACTION

         On November 15, 2005, we entered into the Purchase Agreement with LD, pursuant to the terms of which, we issued: (1) 300,000 shares of our common stock (the "Purchase Shares") to LD, representing approximately 23% of our current outstanding shares of common stock; and (ii) a warrant to purchase up to 10,000,000 shares of common stock which upon exercise would represent approximately 94% of the then outstanding shares of our common stock (the "Warrant Shares," and together with the Purchase Shares, the "Shares"); and (2) LD paid us $200,000 in cash, of which $3,000 represents the purchase price of the Purchase Shares and $197,000 is a loan to us (the "Loan"). The Loan is evidenced by a promissory note that matures in a single installment on February 6, 2006 and bears interest at a rate equal to the lesser of the maximum legally permitted rate or the rate of 18% per annum. Following an event of default under the note, the note bears interest at a rate 24% per annum. Our Board intends to seek additional capital to enable us to repay the Loan.

         LD funded the acquisition of the Shares and the Loan with a portion of the proceeds of a loan from a private investor, Mr. Louis L. Orenstein (the "Lender"). This loan (the "LD Loan") is evidenced by a promissory note having a principal amount of $430,000 that matures in a single installment on February 7, 2006 and bears interest in a total amount of $26,000. Following an event of default under the note, the note bears interest at a rate of 24% per annum. The LD Loan also requires that LD distribute 100,000 of the Shares to the Lender. LD intends to repay the LD Loan with payments made on the Loan and other capital sources. The LD Loan is secured by a pledge of the Shares.

         Also on November 15, 2005, LD entered into the SPA with Skye Blue Investments, LLC, a Colorado limited liability company controlled by Denis Iler ("Skye Blue"). Pursuant to the SPA, LD acquired 425,000 shares of common stock from Skye Blue, in exchange for a cash payment of $230,000.

         One of the conditions for closing of the Purchase Agreement was that our board be comprised of a majority of directors appointed by LD. On the Closing Date, Lee Wiskowski and Douglas Stukel were appointed to the Board. Each of these individuals was designated by LD. Our Board now consists of four members: the two LD Nominees, Lee Wiskowski and Douglas J. Stukel, and our two incumbent directors, Denis Iler and Redgie Green. It is contemplated that ten days after we file this Information Statement with the SEC and mail it to our stockholders of record, Messrs. Iler and Green will resign and there will be two vacancies. As a result, the LD Nominees will constitute a majority of our board of directors.

     Additionally, on the Closing Date, Mr. Denis Iler resigned from his position as our Chief Executive Officer, President, Secretary and Treasurer. Effective on the Closing Date, Mr. Lee Wiskowski was appointed to serve as our President and Mr. Douglas J. Stukel was appointed to serve as our Secretary and Treasurer.

     In connection with the change in control of the Company, we will also change our business plan. Prior to the change in control, we had been involved in the mineral exploration and gas production industry and had not realized consistently profitable operations. In connection with the change in control, our Board desires to pursue business endeavors related to communications commerce, or as otherwise determined by the Board. Accordingly, our Board intends to seek additional capital to enable us to fund the purchase of one or more businesses with a particular focus thereon.

                                VOTING SECURITIES

     As of the date of this Information Statement, our authorized capital stock consisted of 50,000,000 shares of Common Stock, $.001 par value , of which, 1,300,018 shares were issued and outstanding as of November 30, 2005. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Executive Officers and Directors

         Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.

NAME                                     AGE       POSITION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Lee Wiskowski                            39        President/Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Douglas J. Stukel                        36        Secretary, Treasurer/Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Denis Iler                               65        Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Redgie Green                             51        Director
--------------------------------------------------------------------------------

         Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our executive officers and directors.

Business Experience

     LEE WISKOWSKI, PRESIDENT AND DIRECTOR, AGE 39. On November 15, 2005, Mr. Wiskowski was appointed to serve as our President and as a member of our board of directors. Mr. Wiskowski also serves as a director of Capital Growth Systems, Inc. ("CGS") and as a co-chief executive officer of CGS. In 1994, Mr. Wiskowski was the co-founder of Madison Securities and early in 1999 was a co-founder of Advanced Equities, Inc. , both NASD licensed broker-dealers focusing on emerging growth companies. During his tenure with these two companies, Mr. Wiskowski had significant responsibility in the companies' raising of capital for private and public placements, primarily of high technology companies. Mr. Wiskowski sold his interest to the other principals of Advanced Equities approximately five years ago. Since December 2000, Mr. Wiskowski has been engaged in the business of providing financial and advisory services to emerging growth companies, both individually and, since December 2002, through Grander, LLC and Momentum Capital, LLC, both privately held advisory and consulting firms. As the sole owner of Grander, LLC and co-founder of Momentum Capital, LLC, Mr. Wiskowski's responsibilities are related to the location of potential clients, the negotiation of agreements with those clients and the provision of advisory services related to the clients. Mr. Wiskowski also serves as a director of Health Partnership, Inc. ("HHPN") and serves as an officer of HHPN.

         DOUGLAS STUKEL, SECRETARY, TREASURER AND DIRECTOR, AGE 36. On November 15, 2005, Mr. Stukel was appointed to serve as our Secretary and Treasurer and as a member of our board of directors. Mr. Stukel also serves as a director of Capital Growth Systems, Inc. ("CGS") and as the co-chief executive officer of CGS. Mr. Stukel, together with Mr. Wiskowski, led the investor group which purchased the majority stake in CGS, and subsequently raised substantial capital to fund working capital requirements in connection with CGS' acquisitions of Nexvu Technologies, LLC and Frontrunner Network Systems, Inc. Nexvu has developed an advanced set of software tools in the application performance management services industry. Frontrunner is a complementary telephone systems integrator, with expertise in installation, sales and management of systems through its network operating center. In addition, in 2002, Mr. Stukel co-founded Premier Holdings of Illinois, LLC, a distributor of medical supplies based in Joliet, Illinois. Mr. Stukel served as the president of Cendant Home Funding, a residential mortgage company based in Joliet, Illinois, from 1997 until 2001. Mr. Stukel is also a co--founder of Momentum Capital, LLC, a privately held firm providing financial advisory services in connection with mergers and acquisitions and analysis as to strategic alternatives. Since December, 2002, as a co-founder of Momentum Capital, LLC, Mr. Stukel's responsibilities are related to the location of potential clients, the negotiation of agreements with those clients and the provision of advisory services related to the clients. Mr. Stukel also serves as a director of Health Partnership, Inc. ("HHPN") and serves as an officer of HHPN.

     DENIS ILER,  DIRECTOR,  AGE 65.
Mr. Iler served as our Chief Executive Officer. Mr. Iler received a BA in Math from San Jose State University in California and an MBA from Regis University in 1982. He was a comptroller with Berge Exploration from 1978 to 1984. Since 1984, he has been President and principal accountant for Business Financial Systems, Inc., an independent accounting firm, providing tax and accounting services for the small business community, including oil and gas, construction, and real estate brokerage accounting. He was a director of NELX, Inc. from 1999-2001. He was elected Director and appointed President of Jagged Edge Mountain Gear, Inc. in 2004. He was President and Director of Cheyenne Resources, Inc. from January, 2004 to August, 2004.

     REDGIE GREEN, DIRECTOR, AGE 52. Mr. Green has been Secretary and Director of Dynadapt Systems, Inc. since 1998. Mr. Green has been co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech entities since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He served as a director for Houston Operating Company in late 2004 until December 2004. He has been a Director of Mountains West Exploration, Inc. since March 2005. He was elected director of Life USA, Inc. in September 2005.

Other Information regarding our Directors and Executive Officers

         There are no family relationships among the current executive officers and directors. Also, none of our executive officers or directors are involved in a proceeding adverse to us. Additionally, none of such persons are or have been:

         o involved in a bankruptcy petition filed by or against any business of which such persons was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time;

         o convicted of a criminal proceeding or is being subject to a pending criminal proceeding;

         o subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limited his involvement in any type of business, securities or banking activities; or

         o found by a court of competent jurisdiction, the SEC or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law and the judgment has not been reversed, suspended or vacated.

Employment Agreements

     We do not have employment agreements with Messrs. Wiskowski or Stukel. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2004, all officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Corporate Governance

         We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

         Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would he subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

Stockholder Communication with the Board

     Stockholders may send communications to our Board by writing to: Mountains West Exploration, Inc., 3111 N. Seminary, Suite 1 N, Chicago, Illinois 60657, attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                             EXECUTIVE COMPENSATION

Executive Officer Compensation

         The following table sets forth the compensation payable to our Chief Executive Officer and other executive officers of the Company in 2004, for services in all capacities to the Company and its subsidiaries during the two fiscal years ended December 31, 2004.

Annual Compensation

------------------------------- ---------------------------- ---------------------------- ----------------------------
Name And Principal Position     Salary                       Bonus                        Total
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Denis Iler, Chief Executive     2003 None                    2003 None                    2003 None
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Denis Iler, Chief Executive     2004 None                    2004 None                    2004 None
------------------------------- ---------------------------- ---------------------------- ----------------------------



         The Company has not adopted any stock option or other forms of incentive compensation plans.

Compensation of Directors

Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 1,300,018 shares of common stock outstanding. For the purpose of the percentages below, we have assumed the full exercise of the Warrant.

Lee Wiskowski, Director and President, (1)                                    10,725,000                  94%
c/o 3111 N. Seminary
Suite 1 N
Chicago, Illinois 60657






Douglas Stukel, Director, Secretary and Treasurer (2)                         10,725,000                  94%
24750 Manor Drive
Shorewood, IL  60431

Redgie Green, Director
7609 Ralston Road                                                                  5,000                  .4%
Arvada, CO  80002

Denis Iler, Director (3)                                                           5,777                  .4%
7609 Ralston Road
Arvada, CO  80002

All executive officers and directors as a group                               10,735,777                  95%


(1) Of the 10,725,000 shares reported in the chart above, 725,000 shares are owned directly by LD Acquisition, LLC, an Illinois limited liability company, of which Grander, LLC is a member, and 10,000,000 shares represent shares that may be acquired upon the exercise of the Warrant owned directly by LD Acquisition, LLC, of which Grander, LLC is a member. Mr. Wiskowski is the sole member of Grander, LLC.

(2) Of the 10,725,000 shares reported in the chart above, 725,000 shares are owned directly by LD Acquisition, LLC, an Illinois limited liability company, of which DJS Investments II, LLC is a member, and 10,000,000 shares represent shares that may be acquired upon the exercise of the Warrant owned directly by LD Acquisition, LLC, of which DJS Investments II, LLC is a member. Douglas Stukel is the sole member of DJS Investments II, LLC.

(3) Of the 5,777 shares reported in the chart above, 5,477 are held by Skye Blue. Mr. Iler serves as the manager and indirectly holds a majority interest therein of Skye Blue.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         LD has loaned $197,000 to the Company pursuant to the Purchase Agreement. The Loan matures in a single installment on February 6, 2006 and bears interest at a rate equal to the lesser of the maximum legally permitted rate or the rate of 18% per annum. (See "Change in Control Transaction" above.) Additionally, both Grander, LLC and DJS Investments II, LLC are members of LD. Mr. Wiskowski, our President and a member of our board of directors, is the sole member of Grander, LLC and is the manager of D. Also, Mr. Stukel, our Secretary and Treasurer and a member of our board of directors, is the sole member of DJS Investments II, LLC.

                                               SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               MOUNTAINS WEST EXPLORATION, INC.

                                                     (Registrant)



Date: December 2, 2005

                            By:/s/Lee Wiskowski

                            Lee Wiskowski, President